UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

TRAFALGAR VENTURES INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-100318	98-0377027
(State or other jurisdiction of	Commission File Number	(I.R.S. Employer
incorporation or organization)		Identification Number)

     355 Burrard Street, Suite 1530 Vancouver, British Columbia Canada V3J 5V7
(Address of principal executive offices)

(604) 736-5005
(Issuer’s Telephone Number)

Approximate Date of Mailing: September 7, 2004

TRAFALGAR VENTURES INC.
355 Burrard Street, Suite 1530
Vancouver, British Columbia Canada

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 3, 2004

                      This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Trafalgar Ventures Inc., a Nevada corporation (“Trafalgar” or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

                      NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                      References throughout this information statement to "we", "us" and "our" are to Trafalgar Ventures Inc.

INTRODUCTION

                      We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change-of- Control" will be completed. At that time:

                      Pursuant to an Agreement and Plan of Merger dated as of July 23, 2004 (the "Merger Agreement") by and among the Company, Trafalgar Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company ("MergerCo"), and Cyberkinetics, Inc., a Delaware corporation ("Cyberkinetics"), we will cause MergerCo to merge with and into Cyberkinetics, with Cyberkinetics remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger").

                      In connection with the Merger, we will issue to the stockholders of Cyberkinetics 12,605,168 shares of our restricted common stock, 2,824,863 options and 81,619 warrants to purchase additional shares of our restricted common stock in exchange for 100% of the issued and outstanding shares of common stock of Cyberkinetics and corresponding options and warrants. We will also cancel 1,500,000 shares of our common stock held by Robert Gorden Smith and Richard Harris.

                      To effectuate the Merger, we will also deposit 1,300,000 shares of our common stock into an escrow account, which shall cover any claims for breach of warranties, indemnities, covenants or undertakings contained in the Merger Agreement raised by Cyberkinetics during the one-year period following the closing of the Merger.

                      Immediately prior to the Merger, we will complete a 1-for-2.1142857 reverse stock split of our common stock. Additionally, immediately following the Merger, we will reincorporate from the State of Nevada to the State of Delaware and will change our corporate name from Trafalgar Ventures Inc. to Cyberkinetics Neurotechnology Systems, Inc.

                      Upon completion of Merger, Robert Gorden Smith and Richard Harris shall resign from our board of directors and Timothy R. Surgenor, John P. Donoghue, Ph.D., Mark P. Carthy, Philip W. Morgan, George N. Hatsopoulos, Ph.D. and Nicholas G. Hatsopoulous, Ph.D., all of whom are currently directors of Cyberkinetics, will be appointed directors of the Company.

                      Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

                      As of July 23, 2004, we had 3,720,000 shares of common stock issued and outstanding, which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

                      Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

CHANGE-OF-CONTROL

                      The Merger will result in a change-of-control by Cyberkinetics and its stockholders and the assumption of Cyberkinetics’ operations and liabilities. At the effective time of the Merger:

  We will merge MergerCo with and into Cyberkinetics and the separate corporate existence of MergerCo shall cease;

  We will issue 12,605,168 shares of our restricted common stock, 2,824,863 options and 81,619 warrants to purchase additional shares of our restricted common stock to the stockholders of Cyberkinetics in exchange for 100% of the issued and outstanding shares of common stock, and corresponding options and warrants to purchase shares of, Cyberkinetics’ common stock;

  We will cause 1,500,000 shares of our common stock held by Messrs. Smith and Harris to be cancelled and extinguished; and

  In consideration for the aforementioned cancellation of shares, we will distribute our assets held prior to the Merger to Messrs. Smith and Harris and certain unaffiliated third parties will pay Messrs. Smith and Harris aggregate cash consideration of $15,000.

                      As a result of the Merger, we shall be the parent corporation and the stockholders of Cyberkinetics will become shareholders of Trafalgar. The remaining shareholders of Trafalgar will own approximately 7.7% of the issued and outstanding shares of our common stock, based on 13,655,168 shares outstanding after the Merger. The remaining shareholders of Trafalgar would own approximately 6.3% of the issued and outstanding shares of our common stock if all 2,824,863 options and 81,619 warrants to purchase restricted shares of our common stock acquired pursuant to the Merger are exercised, which would result in 16,561,650 shares of common stock outstanding.

                      The transaction contemplated by the Merger Agreement is intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

                      We are relying on Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Act”) in regard to the shares we anticipate issuing pursuant to the Merger. We believe this offering qualifies as a “business combination” as defined by Rule 501(d). Reliance on Rule 506 requires that there are no more than 35 non-accredited purchasers of securities from the issuer in an offering under Rule 506. Cyberkinetics has represented to us that all of their shareholders have certified to Cyberkinetics that they are “accredited investors” as defined in Rule 501(a) of Regulation D. Cyberkinetics also has represented to us that there has been no advertising or general solicitation in connection with this transaction.

                      As discussed above, Merger Agreement also provides that prior to the completion of the Merger, Richard Harris will resign from our board of directors, leaving Robert Gorden Smith as the sole director. Upon completion of the Merger, Mr. Smith will appoint Timothy R. Surgenor, John P. Donoghue, Ph.D., Mark P. Carthy, Philip W. Morgan, George N. Hatsopoulos, Ph.D. and Nicholas G. Hatsopoulous, Ph.D. as directors of the Company. Mr. Smith will then resign immediately after making such appointment. Accordingly, following the Merger, Timothy R. Surgenor, John P. Donoghue, Ph.D., Mark P. Carthy, Philip W. Morgan, George N. Hatsopoulos, Ph.D. and Nicholas G. Hatsopoulous, Ph.D. will constitute the entire board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE MERGER

                      The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of July 23, 2004, except as noted in the footnotes below, by:

  Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

  Each of our executive officers;

  Each of our directors; and

  All of our executive officers and directors as a group.

                      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of July 23, 2004 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of July 23, 2004, 3,720,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. The address of each shareholder is listed in the table.

                      The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 23, 2004, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

		Amount Of	Percent Of
Title Of Class	Name and Address Of Beneficial Owner	Beneficial Ownership	Class

Common Stock	Robert Gorden Smith	750,000 shares (1)	20.16%
	Director and President
	4547 West 2nd Avenue
	Vancouver, British Columbia, Canada

Common Stock	Richard Harris	750,000 shares (1)	20.16%
	Director and Secretary
	1859 Spyglass Place, Suite 110
	Vancouver, British Columbia, Canada

Common Stock	All directors and named executive officers as a	1,500,000 shares (1)	40.32%
	group (2 persons)

(1) Shares will be cancelled upon consummation of the Merger in consideration for the distribution of assets held by Trafalgar prior to the Merger and aggregate cash consideration of $15,000 paid by unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE MERGER

                      The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

  Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

  Each of our executive officers;

  Each of our directors; and

  All of our executive officers and directors as a group.

                      We currently have 3,720,000 shares of our common stock issued and outstanding. In connection with the Merger, we will effectuate a 2.1142857 reverse stock split and cancel a total of 1,500,000 shares of common stock owned by Robert Gorden Smith and Richard Harris in exchange for $15,000, paid by unaffiliated third parties, or $0.01 per share upon the closing of the Merger. Pursuant to the terms of the Merger, we anticipate that 12,605,168 shares of our common stock will be issued to Cyberkinetics’ stockholders along with options to purchase an additional 2,824,863 shares of our common stock and warrants to purchase an additional 81,619 shares of our common stock, which could result in up to 16,561,650 shares of our common stock outstanding after giving effect to the Merger.

                      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of the closing date of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage of any other person. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

                      The following table sets forth certain information regarding the beneficial ownership of our common stock after giving effect to the Merger by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

		Amount Of Beneficial	Percent Of
Title Of Class	Name and Address Of Beneficial Owner	Ownership	Class

	Directors and Executive Officers:

Common Stock	Timothy R. Surgenor (1)	393,750	2.80%
	President, CEO and Director
	100 Foxborough Blvd., Suite 240
	Foxborough, MA 02035

Common Stock	John P. Donoghue	302,615	2.22%
	Founder, CSO and Director
	100 Foxborough Blvd., Suite 240
	Foxborough, MA 02035

Common Stock	J. Christopher Flaherty (2)	66,250	*
	EVP, Technology and Intellectual Property
	100 Foxborough Blvd., Suite 240
	Foxborough, MA 02035

Common Stock	Burke T. Barrett	0	*
	VP, Clinical Operations
	100 Foxborough Blvd., Suite 240
	Foxborough, MA 02035

Common Stock	Jon P. Joseph	0	*
	VP, R&D and Applications Development
	100 Foxborough Blvd, Suite 240
	Foxborough, MA 02035

Common Stock	Nandini Murthy (3)	37,500	*
	VP, Regulatory Affairs and Quality Systems

	100 Foxborough Blvd., Suite 240
	Foxborough, MA 02035

Common Stock	Kimi Iguchi	0	*
	VP, Finance
	100 Foxborough Blvd, Suite 240
	Foxborough, MA 02035

Common Stock	Nicholas G. Hatsopoulos	302,715	2.22%
	Founder and Director
	1027 East 57th St.
	Chicago, IL 60637

Common Stock	Mark P. Carthy (4)	6,888,889	50.46%
	Director
	222 Berkeley St., Suite 1650
	Boston, MA 02116

Common Stock	Philip W. Morgan (5)	2,000,000	14.65%
	Director
	1, Northumberland Avenue
	Trafalgar Square
	London WC2N 5BW

Common Stock	George N. Hatsopoulos (6)	1,222,222	8.95%
	Director
	233 Tower Road
	Lincoln, MA 01773

Common Stock	All directors and executive officers	11,213,941	79.25%
	as a group (11 persons) (7)

	Five Percent Stockholders:

Common Stock	Oxford Bioscience Partners and affiliated	6,888,889	50.46%
	entities (4)
	222 Berkeley St., Suite 1650
	Boston, MA 02116

Common Stock	Global Life Science Ventures Fund and	2,000,000	14.65%
	affiliated entities (5)
	1, Northumberland Avenue
	Trafalgar Square
	London WC2N 5BW

Common Stock	GDH Partners, L.P. (6)	1,222,222	8.95%
	233 Tower Road
	Lincoln, MA 01773

* Indicates less than 1.0%
_______________________
(1)	Includes options to purchase 393,750 shares of common stock exercisable within 60 days of the closing date of the Merger.

(2)	Includes options to purchase 66,250 shares of common stock exercisable within 60 days of the closing of the Merger.

(3)	Includes options to purchase 37,500 shares of common stock exercisable within 60 days of the closing of the Merger.

(4)

Includes 6,820,458 shares held by Oxford Bioscience Partners IV, L.P. and 68,431 shares held by mRNA Fund II, L.P. Mr. Carthy, a Director of Cyberkinetics since 2002, is a general partner of OBP Management IV L.P., which is the general partner of the foregoing funds. As a general partner of the OBP Management IV L.P., Mr. Carthy may be deemed to share voting and investment powers for the shares held by the foregoing funds. Mr. Carthy disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners except to the extent of his proportionate pecuniary interest therein.

(5)

Includes 1,125,000 shares held by The Global Life Science Ventures Fonds II GmbH & Co., KG and 875,000 shares held by The Global Life Science Ventures Fund II, L.P. Mr. Morgan, a Director of Cyberkinetics since 2003, is a partner of The Global Life Science Ventures II. Mr. Morgan disclaims beneficial ownership of all shares issued or issuable to the foregoing entities, except to the extent of his proportionate pecuniary interest, but exercises shared voting and investment power with respect to some of these shares.

(6)

Includes 1,222,222 shares held by GDH Partners L.P. Dr. Hatsopoulos, a Director of Cyberkinetics since 2002, is a limited partner of GDH Partners L.P. and a minority owner of GDH Management, LLC, which is a general partner of GDH Partners L.P. As a limited partner, Dr. Hatsopoulos may be deemed to share voting and investment powers for the shares held GDH Partners L.P. Dr. Hatsopoulos disclaims beneficial ownership of the shares held by GDH Partners L.P., except to the extent of his proportionate pecuniary interest therein.

(7)	Includes options to purchase 497,500 shares of common stock exercisable within 60 days of the closing of the Merger.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

                      Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at six directors. On that date, Richard Harris will resign and Robert Gorden Smith will be the sole director of the Company. Immediately following the closing of the transactions contemplated by the Merger Agreement, Mr. Smith will appoint Timothy R. Surgenor, John P. Donoghues, Ph.D., Mark P. Carthy, Philip W. Morgan, George N. Hatsopoulos, Ph.D., and Nicholas G. Hatsopoulos, Ph.D. as directors of the Company. Following such appointments, Mr. Smith will immediately resign. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Cyberkinetics prior to the date the new directors take office.

                      Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

		Year First Appointed
Name	Age	Director	Positions
Robert Gorden Smith	66	2002	President and Director
Richard Harris	50	2002	Secretary and Director

                      ROBERT GORDEN SMITH – President and Director. Mr. Smith has had a lengthy career in the natural resource industry spanning some 30 years. Since 1996, Mr. Smith, as an independent contractor, has provided financial and administrative consulting services to Circle Energy, Inc., CVL Resources Inc., Sovereign Chief Ventures Inc. and Mount Dakota Energy Corp., all of which are Canadian reporting companies. All four of these companies explore prospective Canadian and United States properties for oil and gas, drill wells and, if successful, place them in production.

                      RICHARD HARRIS – Secretary and Director. Mr. Harris has had many years of business experience in sales, marketing and business development. From November 1997 to March 1999, Mr. Harris acted as Vice President of Sales and Marketing for International Properties Group, a private real estate investment company, where he was responsible for recruiting, training and managing a sales staff of over 50 representatives. From March 1999 to August 1999, Mr. Harris was Micron Commercial Computer Systems Inc.’s director of sales for the central region. From September 1999 to June 2000, Mr. Harris was employed as Director of Field Sales and Business Development for the same computer product manufacturing company. Since July 2000, he has acted as President of Harris & Associates, a consulting firm that educates people in sales, marketing and business management techniques.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Timothy R. Surgenor	44	President, Chief
		Executive Officer and
		Director

John P. Donoghue,	55	Chief Scientific Officer
Ph.D.		and Director

J. Christopher Flaherty	43	Executive Vice
		President, Technology
		and Intellectual
		Property

Burke T. Barrett	41	Vice President,
		Clinical Operations

Jon P. Joseph, Ph.D	47	Vice President, R&D
		and Applications
		Development

Nandini Murthy	37	Vice President,
		Regulatory Affairs and
		Quality Systems

Kimi Iguchi	42	Vice President,
		Finance

Mark P. Carthy	44	Director

Philip W. Morgan	59	Director

George N.	77	Director
Hatsopoulos, Ph.D.

Nicholas G.	42	Director
Hatsopoulos, Ph.D.

                      TIMOTHY R. SURGENOR – President, Chief Executive Officer and Director. Mr. Surgenor joined Cyberkinetics in 2003 from Haemonetics Corporation (NYSE:HAE), a medical device company located in Braintree, MA where he was Executive Vice President with responsibility for business development, global marketing, quality assurance and regulatory affairs from 1999- 2003. While at Haemonetics, Mr. Surgenor was an active member of the investor relations effort. From 1994 -1999, Mr. Surgenor was President of Genzyme Tissue Repair, the cell therapy division of Genzyme Corporation (NASDAQ:GENZ) located in Cambridge, MA. While at Genzyme Tissue Repair, Mr. Surgenor led successful public offerings, which raised approximately $100 million. Previously, Mr. Surgenor was Executive Vice President and Chief Financial Officer of BioSurface Technology, Inc. and also held various positions in operations at Integrated Genetics. Mr. Surgenor received a B.A. in Biochemistry from Williams College in 1981 and an M.B.A. from Harvard Business School in 1987.

                      JOHN P. DONOGHUE, Ph.D. – Chief Scientific Officer and Director. Dr. Donoghue co-founded Cyberkinetics in 2001. He is currently the Henry Merritt Wriston Professor at Brown University. Since 1991, Dr. Donoghue has been Chairman of the Department of Neuroscience and since 1998 he has served as Executive Director of the Brain Science Program at Brown University. Dr. Donoghue has performed over 20 years of research on brain computer interfaces and his laboratory is internationally recognized as a leader in this field. His research has been funded by the National Institute of Health (“NIH”), the National Science Foundation (“NSF”), and the Defense Advanced Research Projects Agency (“DARPA”), as well as private foundations. Dr. Donoghue has over 50 publications, including in top journals such as Nature, Science and the Journal of Neuroscience and he has served on many external advisory panels, including those for the NIH’s Neurology and Mental Health institutes and the space medicine panel of the National Aeronautics and Space Administration (“NASA”). Dr. Donoghue received an A.B. from Boston University in 1971, an M.S. in Anatomy from the University of Vermont in 1976 and a Ph.D. in Neuroscience from Brown University in 1979.

                      J. CHRISTOPHER FLAHERTY - Executive Vice President, Technology and Intellectual Property. Prior to joining Cyberkinetics in 2003, from 2000-2002, Mr. Flaherty was founder, President and Chief Operating Officer of Insulet Corporation located in Beverly, MA, where he oversaw the development of the first fully disposable programmable infusion pump for subcutaneous delivery of insulin for diabetic patients. From 1996 – 2003, Mr. Flaherty co-founded and was Executive Vice President of TransVascular, Inc. located in Menlo Park, CA (and recently acquired by Medtronic), where he led the development of numerous interventional products including an ultrasonically guided drug delivery catheter and a system of interventional products used by a cardiologist to perform the first ever completely percutaneous coronary bypass procedure. Mr. Flaherty has also held positions at Pfizer (NYSE:PFE) and Strato Medical. Mr. Flaherty earned a B.S. in Aeronautical and Electrical Engineering from MIT in 1985.

                      BURKE T. BARRETT - Vice President, Clinical Operations. Immediately prior to joining Cyberkinetics in 2003, Mr. Barrett was Vice President of Clinical and Regulatory Affairs at Cardiofocus, Inc., a developer of laser-based cardiac treatments. From 1997 - 2002, Mr. Barrett held various positions at Cyberonics, Inc. (NASDAQ:CYBX), including Vice President, Business and Technology Development. Mr. Barrett was responsible for a number of IDE trials as well as for the process of finding new applications for Cyberonics' technology. Previously, Mr. Barrett held positions in business development, clinical and regulatory affairs at Biofield Corporation (OTCBB:BZET), Dornier Medical Systems and Bausch & Lomb (NYSE:BOL). Mr. Barrett received Bachelors Degrees in Chemical Engineering and Chemistry from Syracuse University in 1985 and an M.B.A. from Kennesaw University in Atlanta, GA in 1992.

                      JON P. JOSEPH, Ph.D. - Vice President, R&D and Applications Development. Dr. Joseph joined Cyberkinetics in 2003. From 2001–2003, Dr. Joseph was the Chief Technology Officer and Vice President of Engineering and New Technologies of the NeuroCare Division of VIASYS Healthcare

(NYSE:VAS), a medical device company located in Madison, WI with a leading share of the hospital epilepsy monitoring business. Dr. Joseph joined Nicolet Biomedical in 1990 and held a number of program and research management assignments, including VP New Technology and Software Quality from 1997 - 2001. Prior, Dr. Joseph was an Assistant Professor at the University of Wisconsin, Madison where he founded the Biomagnetic Research Laboratory for brain research. He received a B.A. in Physics from Carleton College in Northfield, Minnesota in 1979 and a Ph.D. in Physics with a focus in Neuroscience from the University of Wisconsin, Madison in 1987.

                      NANDINI MURTHY - Vice President, Regulatory Affairs and Quality Systems. Prior to joining Cyberkinetics in 2003, Ms. Murthy was the Director of Regulatory and Quality Systems from 2001-2002 at Aspect Medical Systems (NASDAQ:ASPM) a medical device company located in Newton, MA, specializing in brain monitoring systems. Prior to that, from 1999-2001, Ms. Murthy held regulatory positions at Thoratec (NASDAQ:THOR) located in Pleasanton, CA. She also held regulatory positions at Hologic, Inc. (NASDAQ:HOLX), USCI Division of C.R.Bard (NYSE:BCR), Technomed and Toxikon. Ms. Murthy received her B.S. in Chemistry, Zoology and Environmental Science from St. Joseph's College in Bangalore, India in 1987 and an M.S. in Environmental Science from the University of Massachusetts, Boston in 1990.

                      KIMI IGUCHI – Vice President, Finance. Ms. Iguchi has an extensive background in accounting, financial and external reporting, planning and budgeting. Immediately prior to joining Cyberkinetics in 2004, Ms. Iguchi worked in a variety of roles at Millennium Pharmaceuticals from 1998 – 2004. Ms. Iguchi served as head of finance for the Biotherapeutics subsidiary, building the organization, and most recently as Senior Director, Financial Reporting and Analysis, where she was responsible for long-range planning and corporate strategy. Ms. Iguchi was the Senior Manager of External Reporting at Biogen, Inc. from 1996 – 1998. Ms. Iguchi is a CPA and was a public accountant at Coopers and Lybrand from 1987 – 1995. Ms. Iguchi received her B.S. in Chemistry from Drew University and an MBA from Northeastern.

Outside Board of Directors

                      MARK P. CARTHY- General Partner, Oxford Bioscience Partners. Director. Mr. Carthy has been Chairman of the Board of Directors of Cyberkinetics since August 2002. Mr. Carthy joined Oxford Bioscience Partners in October of 2000. From 1998-2000, he was an advisor to Kummell Investments Limited, a Morningside Group affiliate, on its venture capital portfolio. Prior to Morningside, he was employed as Chief Business Officer of Cubist Pharmaceuticals, Inc. (NASDAQ:CBST) and Senior Director of Business Development at Vertex Pharmaceuticals Inc. (NASDAQ:VRTX). Mr. Carthy is a Director of a number of privately-held companies including ActivX Technology, Artesian Therapeutics, Inc., Astex Technologies Ltd., Ensemble, ImpactRx Inc., PowderMed Ltd., Scion Pharmaceuticals, Solexa Ltd. and Xanthus Life Sciences, Inc. He received his B.E. in chemical engineering from University College Dublin, Ireland in 1982, an M.S. in chemical engineering from University of Missouri in 1983 and an M.B.A. from Harvard Business School in 1987.

                      PHILIP W. MORGAN- Partner, Global Life Science Ventures. Director. Mr. Morgan has been a Director of Cyberkinetics since August 2003. Mr. Morgan joined Global Life Science Ventures, which is located in Zug, Switzerland, Munich, Germany and London, England, in 1996 after running a successful consultancy practice covering the pharmaceutical and medical device industries. Previously, Mr. Morgan was Healthcare and Biotechnology Investment Specialist with UK-based 3i plc where he worked on both European and American investments. Here he was involved in transactions for both early-stage and later stage companies, several of which are now listed on the London Stock Exchange, and also participated in leveraged buy-outs. Mr. Morgan has also held management roles with Rhône Poulenc (now Aventis (NYSE:AVE)), Johnson & Johnson (NYSE:JNJ) and C.R. Bard Inc. (NYSE:BCR). Mr. Morgan is a Director of the Global Life Science Ventures (GP) Ltd., the GLSV Special Partner Ltd. and Munich Biotech AG. He received his B.Sc. in Chemistry and Physics at the University of London in 1968 and his M.A. in Marketing at the University of Lancaster in 1971.

                      GEORGE N. HATSOPOULOS, Ph.D.- Chairman and Chief Executive Officer, Pharos. Director. Dr. Hatsopoulos is the founder of Thermo Electron Corporation (NYSE:TMO), a world leader in analytical and monitoring instruments. He served as Chairman and Chief Executive Officer from its founding in 1956 until his retirement in 1999. During his tenure, Thermo Electron grew into an international company with over 24,000 employees in 23 countries, and created 23 publicly traded corporations addressing diverse markets varying from heart assist devices to biomass electric generation. Dr. Hatsopoulos was trained at the National Technical University of Athens and MIT, where he received his Bachelors degree in 1949, his Masters degree in 1950, his Engineers degree in 1954, and his Doctorate degree in 1956. He was on the faculty of MIT from 1956 - 1962 and a Senior Lecturer until 1990.

                      NICHOLAS G. HATSOPOULOS, Ph.D.- Assistant Professor, University of Chicago. Director. Since 2002, Dr. Hatsopoulos has been an Assistant Professor in Organismal Biology and Anatomy at the University of Chicago. From 1998-2001, Dr. Hatsopoulos was an Assistant Professor of Research in the Department of Neuroscience at Brown University. Dr. Hatsopoulos has completed two postdoctoral research fellows, one in the Department of Neuroscience at Brown University and the other in the Computation Neuroscience Program at the California Institute of Technology. Currently his research focuses on the neural basis of motor control and learning and he is investigating what features of motor behavior are encoded and how this information is represented in the collective activity of neuronal ensembles in the motor cortex. Dr. Hatsopoulos completed his B.A. in Physics from Williams College in 1984, his M.S. in Psychology in 1991 and his Ph.D. in Cognitive Science from Brown University in 1992.

Family Relationships

                      George N. Hatsopoulos is the father of Nicholas G. Hatsopoulos.

Board of Directors' Meetings

                      During the fiscal year ending April 30, 2004, our board of directors held no meetings. Our board ratified the actions of our officers by unanimous written consent.

Director Compensation

                      The directors currently are not compensated for serving as members of the Company's board of directors.

Audit, Nominating and Compensating Committees

                      During our fiscal year ended April 30, 2004, we had no audit, nominating or compensation committees of the Board of Directors. We are not required to maintain such committees under the applicable rules of the Over-the-Counter Bulletin Board. Our Board of Directors acted as an Audit Committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.

                      None of our officers and/or directors has received any compensation for their services rendered to us. They all have agreed to act without compensation. None of our directors are accruing or will accrue any compensation pursuant to any agreement with us.

Compliance with Section 16(a) of the Exchange Act

                      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10 percent of the common stock of an issuer with securities registered under Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. To our knowledge, all reports were filed in a timely manner during the last fiscal year.

Executive Compensation

                      Compensation of the Company Executives

                      None of our officers and directors have been paid any compensation since our inception.

Stock Option Grants

                      No stock options were granted to any of our directors and officers during our most recent fiscal year ended April 30, 2004.

Exercises of Stock Options and Year-End Option Values

                      No share purchase options were exercised by our officers, directors, and employees during the fiscal year ended April 30, 2004.

Outstanding Stock Options

                      We do now have a stock option plan in place. We have not granted and we do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

Certain Relationships and Related Transactions

                      Except with respect to the Merger, none of our directors or officers, nor any proposed nominee for election as one of the Company’s directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of our directors or officers, nor any proposed nominee for election as one of our directors is indebted to the Company.

Legal Proceedings

                      We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

By Order of the Board of Directors,

/s/ Robert Gorden Smith
Robert Gorden Smith, President

Dated: September 3, 2004